UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-14959 Brady Corporation
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRADY MATCHED 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Matched 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2010 and 2009, Supplemental Schedules as of December 31, 2010, and Reports of Independent Registered Public Accounting Firm

BRADY MATCHED 401(k) PLAN

NOTE:
All other schedules required by Section 2520.103—10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Retirement Committee
Brady Matched 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are presented fairly, in all material respects in relation to the basic financial statements taken as a whole.
/s/ Clifton Gunderson LLP
Milwaukee, Wisconsin
June 24, 2011

BRADY MATCHED 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009

	2010	2009
ASSETS
Investments — at fair value	$163,101,545	$147,712,095

Cash	34,145	7

Receivables
Company contributions	911,924	730,242
Participant contributions	—	252,800
Notes receivable from participants	3,088,834	2,859,611

Total receivables	4,000,758	3,842,653

Total assets	167,136,448	151,554,755

LIABILITIES — excess contributions payable	(808)	(6,866)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	167,135,640	151,547,889

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(378,761)	44,408

NET ASSETS AVAILABLE FOR BENEFITS	$166,756,879	$151,592,297

The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
Participant	$8,212,415	$7,393,574
Company	4,274,744	4,165,190
Rollover	733,279	229,034

Total contributions	13,220,438	11,787,798

Investment income
Net appreciation in fair value of investments	15,390,998	25,620,160
Dividends	2,340,887	2,361,252
Interest	177	1,588

Net investment income	17,732,062	27,983,000

Interest income from notes receivable from participants	135,778	143,192

Transfers of assets from affiliated plans	3,841,937	10,075,594

Total additions	34,930,215	49,989,584

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	19,371,498	18,027,408
Administrative expenses	394,135	319,081

Total deductions	19,765,633	18,346,489

NET INCREASE	15,164,582	31,643,095

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	151,592,297	119,949,202

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$166,756,879	$151,592,297

The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the Brady Matched 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the Company). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, co-op students, on-call employees or interns. An employee may become a participant in the Plan on the employee’s initial date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to 50% of their annual base compensation subject to the Internal Revenue Code (IRC) limitations. These voluntary contributions can be withdrawn in whole or part in the event of qualifying emergencies (as defined by the Plan), subject to certain restrictions. The Company is required to contribute a 100% matching contribution of the first 3% and 50% of the next 2% that a participant contributes, subject to compensation limits of $245,000 for calendar year 2010, adjusted for inflation. Participants self-direct all participant and Company contributions.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution (net of participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
For any newly eligible participant, the Plan will automatically withhold 3% of the employee’s pay, on a pre-tax basis, unless a waiver form to opt-out of the plan was completed by the employee within ninety days of their hire date. The withheld funds will be deposited into an account under the employee’s name in the Plan.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Investments
Investment options include various equity funds, a common collective trust fund, a bond fund, two money market funds, and Brady Corporation Class A Non-Voting Common Stock.
Vesting
The Plan provides for full vesting of participants’ contributions from the date they are made. Company contributions will become vested after a two-year period of continuous service for all contributions made after January 1, 2008. The participants’ share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death, or a plan termination.
Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant’s option in the form of a lump sum, installments, or in-kind in shares of Brady Corporation Class A Non-Voting Common Stock.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balance. Individual loan amounts must be at least $1,000; however, aggregate loan amounts may not exceed $50,000. The interest rate for the loans is the prime rate. Loan terms may range from one to five years, or longer if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. As of December 31, 2010, the interest rates on outstanding loans range from 3.25% to 10.25%.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a specified period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited Accounts
At December 31, 2010 and 2009, forfeited non-vested accounts totaled $55,056 and $282,737, respectively. These amounts were used to reduce Company contribution receivables as of December 31, 2010 and 2009.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plans. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan utilizes various investment instruments, including various equity funds, a common collective trust fund, a bond fund, two money market funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Changes in Accounting Principles
The Plan adopted a new accounting standard, Reporting Loans to Participants by Defined Contribution Pension Plans, which provides clarification on how loans to participants should be classified and measured by defined contribution pension benefit plans. This guidance requires that loans to participants be reported as notes receivable from participants in the statement of net assets available for benefits and be measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this standard in its December 31, 2010 financial statements and has reclassified participant loans of $2,859,611 from participant-directed investments to notes receivable from participants as of December 31, 2009. The Plan also reclassified interest income from participant loans of $143,192 from investment income to interest income from notes receivable from participants for the year ended December 31, 2009. Net assets of the Plan were not affected by the adoption of this standard.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 4 below.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses
Administrative fees are paid by the Plan. The Company pays the other accounting, investment management, legal and miscellaneous fees of the Plan.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid as of December 31, 2010 and 2009.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits to the contributing participants. There were excess contributions of $808 and $6,866 for the years ended December 31, 2010 and 2009, respectively.
NOTE 3 — INVESTMENTS
The value of individual investments held which exceeded 5% of the net assets available for benefits at December 31, 2010 and 2009, was as follows:

	2010	2009

Growth Fund of America	$26,399,363	$26,267,719
PNC Investment Contract Fund*	**17,791,748	17,708,602
Vanguard Institutional Index Fund	13,677,163	12,254,421
Vanguard Total Bond Index Inst	13,195,596	11,663,878
Fidelity Diversified International Fund	11,843,958	11,219,485
Oppenheimer Developing Markets	10,370,602	8,718,437
Vanguard Prime Money Market Fund	10,367,180	10,856,178
LSV Value Equity Fund	9,399,024	7,727,108
T. Rowe Price Retirement 2030	8,460,191	***

*	Party-in-interest in the Plan.

**	This represents contract value which differs from fair value as noted in the supplemental schedule.

***	Less than 5% of the Plan’s net assets.
During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Equity funds	$14,380,502	$23,579,784
Bond fund	281,421	184,160
Common collective trust fund	382,031	585,435
Brady Corporation common stock	347,044	1,270,781

Net appreciation in fair value of investments	$15,390,998	$25,620,160

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 4 — FAIR VALUE MEASUREMENT
Generally accepted accounting principles establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:
The Plan’s net assets measured at fair market value are classified in one of the following categories:

Level 1	Assets for which fair value is based on quoted market prices in active markets for identical instruments as of the reporting date.

Level 2	Assets for which fair value is based on valuation models for which pricing inputs were either directly or indirectly observable.

Level 3	Assets for which fair value is based on valuation models with significant unobservable pricing inputs and which result in the use of management estimates.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any inputs that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.
Shares of equity funds and bond funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. Such securities are classified within Level 1 of the valuation hierarchy.
The common collective trust fund is valued at the net asset value of the fund based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The collective trust fund does not have a finite life, unfunded commitments relating to these types of investments, or significant restrictions on redemption. The money market funds are valued at a stable $1.00 net asset value. Such securities are classified within Level 2 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 4 — FAIR VALUE MEASUREMENT (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$33,791,311	$—	$—	$33,791,311
Balanced funds	13,677,163	—	—	13,677,163
Value funds	16,674,805	—	—	16,674,805
International funds	22,214,560	—	—	22,214,560
Target date funds	27,258,589	—	—	27,258,589
Bond funds	13,195,596	—	—	13,195,596
Other funds	3,690,103	—	—	3,690,103
Money market funds	—	10,373,593	—	10,373,593
Brady common stock	4,055,316	—	—	4,055,316
Common collective trust fund	—	18,170,509	—	18,170,509

Total	$134,557,443	$28,544,102	$—	$163,101,545

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$32,895,893	$—	$—	$32,895,893
Balanced funds	12,254,421	—	—	12,254,421
Value funds	13,505,011	—	—	13,505,011
International funds	19,937,922	—	—	19,937,922
Target date funds	23,128,261	—	—	23,128,261
Bond funds	11,663,878	—	—	11,663,878
Other funds	1,904,967	—	—	1,904,967
Money market funds	—	10,856,308	—	10,856,308
Brady common stock	3,901,240	—	—	3,901,240
Common collective trust fund	—	17,664,194	—	17,664,194

Total	$119,191,593	$28,520,502	$—	$147,712,095

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 5 — PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in unvested Company matching contributions in their accounts.
NOTE 6 — FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by PNC Bank (PNC or the Trustee). PNC received an opinion letter from the Internal Revenue Service (IRS), dated November 19, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
NOTE 7 — EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in Company common stock. In addition, certain plan investments represent shares of mutual funds and a common collective trust fund managed by the Trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.
At December 31, 2010 and 2009, the Plan held 124,358 and 129,998 shares, respectively, of common stock of Brady Corporation, with a cost basis of $2,905,633 and $2,824,087, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded dividend income from the common stock of Brady Corporation of $90,186 and $93,305, respectively.
NOTE 8 — RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements are reported at contract value; however, they are recorded at fair value in the Plan’s Form 5500.
The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2010	2009

Net assets available for benefits per financial statements	$166,756,879	$151,592,297

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	378,761	(44,408)

Amounts reported per Form 5500	$167,135,640	$151,547,889

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 8 — RECONCILIATION TO FORM 5500 (continued)
The increase in net assets available for benefits per the financial statements for the years ended December 31, 2010 and 2009 includes the transfer of assets from another plan. The amounts reported per Form 5500 do not include the transfer of assets from another plan.
The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

	2010	2009

Increase in net assets available for benefits per financial statements	$15,164,582	$31,643,095

Adjustment from contract value to fair value for fully benefit-responsive investment contract at end of year	378,761	(44,408)

Adjustment from contract value to fair value for fully benefit-responsive investment contract at beginning of year	44,408	800,143

Transfer of assets to Plan	(3,841,937)	(10,075,594)

Amounts reported per Form 5500	$11,745,814	$22,323,236

NOTE 9 — TRANSFERS OF ASSETS FROM AFFILIATED PLANS
Effective January 1, 2010, the Clement Communications Incorporated Pension Plan and the Stopware, Inc. 401(k) Plan merged into the Plan, resulting in a transfer of assets to the Plan of $3,841,937 for the year ended December 31, 2010.
Effective January 1, 2009, the Sorbent Products Co., Inc. Profit Sharing Plan; the Electromark Co. Permar Systems Inc. 401 (k) Profit Sharing & Trust; the AIO Acquisitions Inc. 401 (k) Plan; the IDR & CIPI Savings Plan; and the Tricor/EMED Co. Inc. 401 (k) Plan (formerly known as EMED Co. Inc. 401 (k) Plan) merged into the Plan, resulting in a transfer of assets to the Plan of $10,075,594 for the year ended December 31, 2009.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
NOTE 10 — SUBSEQUENT EVENTS
Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2010, but prior to when the financial statements were issued that provide additional evidence about conditions that existed at December 31, 2010 have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2010.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

BRADY MATCHED 401(k) PLAN
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS
As of December 31, 2010
EIN #: 39-0178960
Plan #: 003

Participant
Contributions
Transferred
Late to Plan		Total that Constitute Nonexempt Prohibited Transactions
Check here if
Late Participant					Total Fully
Loan Repayments			Contributions	Contributions	Corrected
are included:	Relating to	Contributions	Corrected Outside	Pending Correction	Under VFCP
☑	Plan Year	Not Corrected	VFCP	in VFCP	and PTE 2002-51

$609,599	2006	$—	$609,302	$297	$—
587,258	2007	—	586,972	286	—
903,744	2009	—	903,217	438	89
1,076,624	2010	—	1,076,091	524	9

BRADY MATCHED 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
EIN #: 39-0178960
Plan #: 003

Fair
Description	Value

EQUITY FUNDS
Oppenheimer Developing Markets	$10,370,602
Growth Fund of America	26,399,363
Fidelity Diversified International Fund	11,843,958
Blackrock Small Cap Growth Eq Instl*	7,391,948
American Cent Sm Cap Val Inst	7,275,781
LSV Value Equity Fund	9,399,024
T. Rowe Price Retirement 2010	3,637,575
T. Rowe Price Retirement 2020	8,287,198
T. Rowe Price Retirement 2030	8,460,191
T. Rowe Price Retirement 2040	5,688,924
T. Rowe Price Retirement 2050	1,184,701
Credit Suisse Commodity Return	3,690,103
Vanguard Institutional Index Fund	13,677,163

117,306,531

COMMON COLLECTIVE TRUST FUND
PNC Investment Contract Fund*	18,170,509

BOND FUND
Vanguard Total Bond Index Inst	13,195,596

MONEY MARKET FUNDS
Vanguard Prime Money Market Fund	10,367,180
Brady Stock Liquidity Fund*	6,413

10,373,593

COMMON STOCK
Brady Corporation Class A Non-voting*	4,055,316

NOTES RECEIVABLE from PARTICIPANTS, at various interest rates and due through November 9, 2040*	3,088,834

TOTAL ASSETS (HELD AT END OF YEAR)	$166,190,379

*	Party-in-interest in the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY MATCHED 401(k) PLAN

Date: June 24, 2011	/s/ GARY VOSE Gary Vose
Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Clifton Gunderson LLP